Mr. Stephen Krikorian	November 24, 2008
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Patient Portal Technologies, Inc
Form 8-K Filed November 17, 2008
Form 8-K/A Filed November 18, 2008
File Numbers:  000-53145

Dear Mr. Krikorian:

We are in receipt of your letter dated November 19, 2008.   In response, we have filed a new Form 8-K/A with the necessary comments.

Our responses to your comments are summarized below.

Form 8-K Filed November 17, 2008

1.
Please amend your filing to disclose who concluded that previously issued financial statements could no longer be relied upon including that date such conclusion was reached as required by Item 4.02(a)(1) to the Form 8-K.  Please note that the Form 8-K must specifically state that the financial statements should “no longer be relied upon” along with an identification of the financial statements and years or period covered that should no longer be relied upon.

Response:

Agreed and completed.

2.
Please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the maters disclosed in your Form 8-K as required by Item 4.02 (a) (3) to Form 8-K.

Response:

Agreed and completed.

Finally, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your assistance and please contact us with any additional questions or comments.

Sincerely,

Kevin Kelly
CEO
Patient Portal Technologies, Inc